Exhibit 99.2

Bank of Montreal

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	IFRS					Canadian GAAP
	Three Months Ended	Year Ended October 31
(in millions of Canadian dollars, except for ratios)	January 31, 2015	2014	2013 (5)	2012 (5)	2011 (5)	2010 (6)
EXCLUDING INTEREST ON DEPOSITS

Fixed Charges

Interest expensed and capitalized (excluding deposits) (1)	$477	$1,743	$1,881	$2,183	$2,376	$894

Estimated interest within rental expense	31	116	130	139	124	113

Preferred dividend requirement (2)	11	54	54	54	54	-

Total Fixed Charges	$519	$1,913	$2,065	$2,376	$2,554	$1,007

Preferred Dividends Requirement (Parent Entity) (3)	$38	$145	$152	$166	$185	$168

Total Fixed Charges and Preferred Dividends	$557	$2,058	$2,217	$2,542	$2,739	$1,175

Earnings

Income from continuing operations before income taxes (4)	$1,139	$5,236	$5,250	$5,030	$3,922	$3,567

Adjusted for: Earnings and distributions related to equity investees	(54)	(55)	(155)	(148)	(102)	14

Fixed Charges (excluding preferred dividend requirement)	508	1,859	2,011	2,322	2,500	1,007

Earnings	$1,593	$7,040	$7,106	$7,204	$6,320	$4,588

Ratio of Earnings to Fixed Charges, excluding interest on deposits	3.07	3.68	3.44	3.03	2.47	4.56

Ratio of Earnings to Fixed Charges and Preferred Dividends, excluding interest on deposits	2.86	3.42	3.21	2.83	2.31	3.90

INCLUDING INTEREST ON DEPOSITS

Fixed Charges

Interest expensed and capitalized (including deposits) (1)	$1,189	$4,608	$4,608	$4,854	$5,069	$3,256

Estimated interest within rental expense	31	116	130	139	124	113

Preferred dividend requirement (2)	11	54	54	54	54	-

Total Fixed Charges	$1,231	$4,778	$4,792	$5,047	$5,247	$3,369

Preferred Dividends Requirement (Parent Entity) (3)	$38	$145	$152	$166	$185	$168

Total Fixed Charges and Preferred Dividends	$1,269	$4,923	$4,944	$5,213	$5,432	$3,537

Earnings

Income from continuing operations before income taxes (4)	$1,139	$5,236	$5,250	$5,030	$3,922	$3,567

Adjusted for: Earnings and distributions related to equity investees	(54)	(55)	(155)	(148)	(102)	14

Fixed Charges (excluding preferred dividend requirement)	1,220	4,724	4,738	4,993	5,193	3,369

Earnings	$2,305	$9,905	$9,833	$9,875	$9,013	$6,950

Ratio of Earnings to Fixed Charges, including interest on deposits	1.87	2.07	2.05	1.96	1.72	2.06

Ratio of Earnings to Fixed Charges and Preferred Dividends, including interest on deposits	1.82	2.01	1.99	1.89	1.66	1.96

(1)	Includes amortization of debt issuance costs.
(2)	Represents pre-tax earnings required to pay preferred dividends declared by consolidated subsidiaries.
(3)	Represents pre-tax earnings required to pay preferred dividends declared by the parent entity.
(4)	Adjusted for capitalized interest.
(5)	Comparative figures have been restated to reflect the impact of the adoption of accounting standards as described on pages 130 to 131 of our 2014 Annual Report.
(6)	Comparative figures are presented in accordance with Canadian GAAP, as described on pages 119 to 180 of our 2011 Annual Report.